AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON

May 10, 2023

INVESTMENT COMPANY ACT FILE NO. 811-21630

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT (PURSUANT TO SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934)

(AMENDMENT NO. 1)

ALPHA CORE STRATEGIES FUND

(NAME OF ISSUER)

ALPHA CORE STRATEGIES FUND

(NAMES OF PERSON(S) FILING STATEMENT)

COMMON INTERESTS

(TITLE OF CLASS OF SECURITIES)

N/A

(CUSIP NUMBER OF CLASS OF SECURITIES)

CRAIG CARBERRY, ESQ.

ALPHA CORE STRATEGIES FUND

50 SOUTH LA SALLE STREET

CHICAGO, ILLINOIS 60603

(312) 630-6000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND

COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

COPIES TO:

PAULITA A. PIKE	RITA RUBIN
ROPES & GRAY LLP	ROPES & GRAY LLP
191 NORTH WACKER DRIVE,	191 NORTH WACKER DRIVE,
32ND FLOOR	32ND FLOOR
CHICAGO, ILLINOIS 60606	CHICAGO, ILLINOIS 60606

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) of ALPHA CORE STRATEGIES FUND (the “Fund”) relating to an offer to purchase (the “Offer”) up to a number of common units of beneficial interest (“Common Units”) having an aggregate net asset value (“NAV”), as of the last calculation of NAV preceding the expiration of the Offer, of $35,000,000.00 pursuant to tenders by holders of Common Units of the Fund (“Unitholders”) on the terms and subject to the conditions set forth in the Offer to Repurchase filed as Exhibit (a)(1)(i), originally filed with the Securities and Exchange Commission on January 17, 2023, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

The following information is furnished pursuant to Rule 13e-4(c)(4):

The Offer terminated at 5:00 p.m., Central Time, on February 14, 2023 (the “Expiration Date”).

Pursuant to the Offer, 329,293.59 Common Units were tendered and accepted by the Fund.

Payment of the repurchase price was made in the form of a Repurchase Instrument issued to each Unitholder whose tendered Common Units were accepted for repurchase by the Fund.

The Valuation Date for the Repurchase Instrument was March 31, 2023.

On or about April 25, 2023, the Fund paid Unitholders whose tendered Common Units were accepted for repurchase by the Fund $6,869,795.63 collectively, representing the cumulative amount payable under the Repurchase Instruments.

Item 12. Exhibits.

Calculation of Filing Fee Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALPHA CORE STRATEGIES FUND

By:	/s/ Craig R. Carberry
Craig R. Carberry
Secretary

May 10, 2023